UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 11-K
(Mark One)
\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020
or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-6682
__________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HASBRO, INC. RETIREMENT SAVINGS PLAN
__________________________

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

HASBRO, INC.
1027 Newport Avenue
Pawtucket, RI 02862-1059

REQUIRED INFORMATION

I. FINANCIAL STATEMENTS

The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Plan Benefits as of December 31, 2020 and 2019
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2020 and 2019
Notes to Financial Statements

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Other schedules are omitted as the required information is not applicable.

II. EXHIBITS

23 Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Hasbro, Inc. to administer the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

Hasbro, Inc. Retirement Savings Plan
/s/ Deborah Thomas
Date: June 28, 2021	Deborah Thomas
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator

Hasbro, Inc. Retirement Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the Hasbro, Inc. Retirement Savings Plan (the Plan) as of December 31, 2020 and 2019, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1986.

Providence, Rhode Island

June 28, 2021

HASBRO, INC. RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2020 and 2019

	2020	2019
Assets
Cash and cash equivalents	$2,718,320	$3,541,094
Investments, at fair value	760,518,048	631,236,247
Investments, at contract value	79,123,383	59,361,216
Total investments and cash and cash equivalents (Note 3)	842,359,751	694,138,557

Receivables:
Notes receivable from participants	5,263,438	6,035,744
Employer contributions	—	7,669,007
Due from brokers for securities sold	123,614	120,396
Total receivables	5,387,052	13,825,147
Total Assets	847,746,803	707,963,704

Liabilities
Payables for securities purchased	123,590	108,694
Accrued expenses	187,723	212,036
Total liabilities	311,313	320,730

Net assets available for plan benefits	$847,435,490	$707,642,974

See accompanying notes to financial statements

HASBRO, INC. RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
December 31, 2020 and 2019

	2020	2019
Additions in net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$136,510,922	$125,043,364
Dividends and interest	5,030,175	8,958,642
Total investment income	141,541,097	134,002,006

Contributions:
Rollovers	4,016,971	9,826,878
Participant contributions	25,013,071	22,693,609
Employer contributions	15,246,628	21,658,368
Total contributions	44,276,670	54,178,855
Total additions	185,817,767	188,180,861

Deductions from net assets attributed to:
Termination, withdrawal, and retirement payments directly to participants	57,528,018	75,915,930
Administrative expenses	328,226	346,089
Total deductions	57,856,244	76,262,019

Net increase before Plan transfer	127,961,523	111,918,842
Net transfer from Hasbro, Inc. Pension Plan (Note 1(b))	11,830,993	—
Net increase	139,792,516	111,918,842

Net assets available for plan benefits
Beginning of year	707,642,974	595,724,132
End of year	$847,435,490	$707,642,974

See accompanying notes to financial statements

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

(1) Description of Plan

The following brief description of the Hasbro, Inc. Retirement Savings Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a) General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is available to substantially all domestic employees of Hasbro, Inc. and certain subsidiaries (collectively "the Company", "Plan Administrator" or "Plan Sponsor"). Participation in the Plan is voluntary and to be eligible, employees must have attained age 21 and be in a covered job classification.

Fidelity Management Trust Company (“the Trustee”) serves as Trustee and Recordkeeper of the Plan.

(b) Contributions

Eligible employees may contribute up to 75% of their eligible pay, limited to an annual maximum of $19,500 in 2020 and $19,000 in 2019. Contributions may be limited to less than the maximum percentage of eligible pay to enable the Company to meet IRS discrimination regulations. The Company makes a matching contribution of 200% of the first 2% of the participants' eligible pay that they contribute per pay period, plus a 50% match of the next 4% of participants' eligible pay that they contribute per pay period up to a maximum matching contribution of 6% of a participant's eligible pay per pay period.

The Company may also make a discretionary annual contribution after the close of each year, which is targeted at 3% of eligible pay. Discretionary contributions totaling $8,369,166 and $7,669,007 were made for plan years 2020 and 2019, respectively.

All eligible employees who have reached age 50 by the end of the calendar year are permitted to make additional pre-tax deferrals over and above the otherwise applicable limits. These additional deferrals are called "catch-up contributions". Catch-up contributions may be made up to an additional $6,500 in 2020 and $6,000 in 2019.

In 2019, following the Company’s decision to terminate its U.S. defined benefit pension plan, the Hasbro, Inc. Pension Plan (“U.S. Pension Plan”), the Company settled all remaining U.S. Pension Plan benefits. After the settlement of the benefit obligations and payment of expenses, the Company had excess assets in its U.S. Pension Plan of approximately $20,234,000. The Company elected to utilize the remaining surplus for the Company's future discretionary annual contributions under the Hasbro, Inc. Retirement Savings Plan. In February 2020, the Company transferred $19,500,000 into the Plan with the remainder to be transferred in 2021. Of the total amount transferred, $7,669,007 was utilized to settle the outstanding receivable for the 2019 annual discretionary contribution in 2020, resulting in a net transfer of $11,830,993. The Company applied $8,369,166 to satisfy the 2020 annual discretionary contribution which was credited to participant accounts in March 2021. The remaining amount of $3,461,827 is recorded in Investments, at Contract Value at December 31, 2020 and will be used to reduce future employer contributions.

(c) Vesting

All participants currently employed by the Company own, or are vested in, 100% of both employee contributions and the Company's matching contributions to the Plan. Participants become 100% vested in the Company's discretionary annual contribution after three years of vesting service. Participants earn one year of vesting service for each calendar year in which the participant has worked at least 1,000 hours.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019
(d) Forfeitures

The unvested portion of a terminated participant's account is forfeited and used to reduce future employer contributions. Forfeitures were $149,586 and $235,044 in 2020 and 2019, respectively.

(e) Payment of Benefits

Payments to participants may be paid upon retirement, disability, or termination of employment. The account balance will be paid to a beneficiary upon death of the participant. Participants in the Plan have the option of receiving their benefit payments either in a lump sum or in periodic installments. Participants, except for terminated participants, may also make in-service withdrawals from their Pre-Tax Savings Contribution Account in the event of a demonstrated severe financial hardship as defined by the IRS Safe Harbor rules. Participants who have reached age 59 ½ may make in-service withdrawals from their vested accounts excluding the annual company contribution and the transition contribution sources in the Plan for any reason. Distributions made to individuals who have not attained the age of 59 ½ may be subject to an IRS imposed 10% early distribution penalty.

Pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") enacted in March 2020, the Plan adopted the provision which allowed eligible participants of tax qualified retirement plans to take penalty-free distributions of up to $100,000 for qualifying reasons associated with the COVID- 19 pandemic. The ability to request coronavirus-related distributions under the CARES Act ended as of December 31, 2020.

Effective January 1, 2020, pursuant to the Setting Every Community Up for Retirement Enhancement Act (SECURE Act), the age at which required minimum distributions must begin was increased from 70½ to 72.

(f) Notes Receivable from Participants

The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear a fixed interest rate equal to the prime interest rate as published in the Wall Street Journal on the last day of the previous month. Repayment of the loan must be made over a period not to exceed five years, unless it is for the purchase of a primary residence, in which case the loan period cannot exceed ten years.

Pursuant to the CARES Act, the Plan adopted the provision permitting eligible plan participants to defer loan payments due between March 27, 2020 and December 31, 2020, until January 1, 2021.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

(b) Investments

Investments are stated at fair value with the exception of the Plan’s fully benefit-responsive investment contracts which are stated at contract value. See Note 8 for a discussion of the methods used to determine the fair value of investments held by the Plan.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

Security transactions received prior to 4:00 pm Eastern time by the Trustee are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day.

Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

(c) Notes Receivable from Participants

Notes receivable from participants are recorded at the outstanding principal balance plus accrued interest.

(d) Contributions

Contributions from employees are recorded by the Plan when deducted from employees' wages. The Company's matching contributions are accrued at the time the employee's contributions are deducted. For the years ended December 31, 2020 and 2019, employer and employee contributions for the last pay period of the year were paid to the Plan prior to the Plan's year end. The Company’s discretionary annual contribution in 2019 was paid to the Plan subsequent to the end of the Plan year and was recorded as employer contributions receivable on the Statements of Net Assets Available for Plan Benefits at December 31, 2019. The Company’s discretionary annual contribution for 2020 was satisfied as part of the transfer of the excess pension assets in 2020 and were credited to participant accounts in 2021.

(e) Payments of Benefits

Benefits are recorded when paid.

(f) Administrative Expenses

The Plan bears all costs and general expenses incurred with regard to investment consulting, audit, legal and communication fees, other professional fees, independent fund managers and the purchase and sale of investments. These expenses are paid by the Plan participants equally. Other costs of administration are paid for by the Plan Administrator.

(3) Investment Information

Participants may elect to have their accounts invested in one or more of the investment funds offered by the Plan. Investment options are selected by the Plan’s Investment Committee (which is comprised of members of management, established by the Board to monitor the Plan’s investment options and evaluate performance). At December 31, 2020, investment funds offered by the Plan included the following nationally traded mutual funds: the MFS Institutional International Equity Fund and the Dodge & Cox Stock Fund. Investment funds offered by the Plan at December 31, 2020 also included the following commingled funds: BTC ACWI ex-US IMI Index Fund, BTC Russell 2500 Index Fund, BTC Equity Index Fund, BTC Lifepath Retirement, BTC Lifepath 2025, BTC Lifepath 2030, BTC Lifepath 2035, BTC Lifepath 2040, BTC Lifepath 2045, BTC Lifepath 2050, BTC Lifepath 2055, BTC Lifepath 2060, BTC Lifepath 2065, Eaton Vance Collective Investment Trust High Yield Fund, Loomis Core Plus Fixed Income Fund and Fidelity Growth Company Commingled Pool.

Participants can elect to invest up to 25% of their contributions in the Hasbro Stock Fund which is a unitized stock fund that invests in the stock of Hasbro, Inc. and other short term investments designed to allow participants to buy and sell without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of common stock. Participants cannot elect to reallocate their investment funds if that would result in greater than 25% of their account invested in the Hasbro

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019
Stock Fund. The fair value of the cash and investments of the Hasbro Stock Fund was $21,689,999 and $23,301,978 as of December 31, 2020 and 2019 respectively.

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts ("synthetic GICs") as part of offering the JP Morgan Stable Asset Fund investment option to participants. Participant contributions to this fund are primarily used to purchase units of commingled funds, which are invested in a high-quality fixed income portfolio. The synthetic GICs are comprised of wrapper contracts and underlying investments.

The JP Morgan Stable Asset Fund enters into wrapper contracts with insurance companies which provide a guarantee with respect to the availability of funds to make distributions from this investment option. These contracts are carried at contract value in the participants' accounts. The issuer of the wrapper contracts is contractually obligated to repay the principal, as well as a specified interest rate that is set on a quarterly basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The underlying portfolio is measured at contract value as described in Note 2.

The JP Morgan Stable Asset Fund and the wrapper contracts purchased by that fund are designed to pay all participants at contract value. However, certain events limit the ability of the Plan to transact at contract value. These events include but are not limited to premature termination of the contracts by the Plan or Plan termination. The Plan Sponsor has not expressed any intention to take either of these actions.

The synthetic guaranteed investment contracts in the JP Morgan Stable Asset Fund as of December 31, 2020 and 2019 are summarized below:

	Major Credit Rating	Investments at Contract Value
December 31, 2020
Transamerica Premier Life Insurance Company	A+	$26,237,349
Lincoln National Life Insurance	AA-	26,246,997
Voya Insurance and Annuity Co.	A+	26,639,037
All Contracts		$79,123,383

December 31, 2019
Transamerica Premier Life Insurance Company	AA-	$19,658,108
Lincoln National Life Insurance	AA-	19,653,265
Voya Insurance and Annuity Co.	A+	20,049,843
All Contracts		$59,361,216

Participant accounts in the JP Morgan Stable Asset Fund are credited with interest at a fixed rate that is based on an agreed-upon formula as defined in the contracts. The rate typically resets quarterly; however, the rate may reset more frequently under certain circumstances. The primary variables which could impact the future crediting rates include (1) the amount and timing of participant contributions, (2) transfers and withdrawals into/out of the contract, (3) the current yield of the assets underlying the contract, (4) the duration of the assets underlying the contract and (5) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019
(4) Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company, an affiliate of the Trustee and Recordkeeper, and, therefore, qualify as party-in-interest transactions. The Plan had 3,920,252 and 4,155,617 units of the Fidelity Growth Company Pool commingled fund valued at $167,747,579 and $105,386,437, respectively, as of December 31, 2020 and 2019. The Plan also had cash and cash equivalents in the Fidelity Short-term Investment Fund of $2,718,320 and $3,541,094, respectively, as of December 31, 2020 and 2019. Additionally, the Plan holds investments in shares of Hasbro, Inc. common stock, the Plan Sponsor. The Plan had 221,326 and 209,485 shares of Hasbro, Inc. common stock valued at $20,702,834 and $22,123,711, respectively, as of December 31, 2020 and 2019. These transactions qualify as exempt party-in-interest transactions.

(5) Plan Termination

Upon termination of the Plan and trust, each Participant shall be entitled to receive the vested amount standing to the credit of their account as of the final valuation date. The Trustee shall make payments of such amounts as directed by the Plan Administrator.

Although the Company has not expressed any intent to do so, it reserves the right to terminate the Plan at any time subject to ERISA provisions.

(6) Risks and Uncertainties

The Plan provides for investments in various funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic and political risks, regulatory changes, and foreign currency risk. In addition, participants may elect to invest up to 25% of their contributions in the Hasbro Stock Fund. The underlying performance of this fund is dependent upon the performance of the Company and the market's evaluation of such performance. The Plan's exposure to a concentration of credit risk is subject to the Plan's investment funds selected by participants. These risks and uncertainties could impact participants' account balances and the amounts reported in the financial statements.

(7) Federal Income Taxes

The Internal Revenue Service issued a determination letter on July 19, 2016, stating that the Plan and its underlying trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since the effective date of the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes is included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2017.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019
(8) Fair Value Measurements

The Plan measures certain assets at fair value. The fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that the entity has the ability to access; Level 2 fair values are those valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Plan had the following assets measured at fair value in its Statements of Net Assets Available for Plan Benefits:

	Fair Value Measurements Using:
	Fair Value	Investments Valued at Net Asset Value (NAV)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2020
Cash and Cash Equivalents	$2,718,320	—	2,718,320	—	—
Hasbro, Inc. Common Stock	20,702,834	—	20,702,834	—	—
Mutual Funds	78,538,742	—	78,538,742	—	—
Commingled Funds	661,276,472	661,276,472	—	—	—
Total Investments and Cash	$763,236,368	661,276,472	101,959,896	—	—

December 31, 2019
Cash and Cash Equivalents	$3,541,094	—	3,541,094	—	—
Hasbro, Inc. Common Stock	22,123,711	—	22,123,711	—	—
Mutual Funds	77,614,023	—	77,614,023	—	—
Commingled Funds	531,498,513	531,498,513	—	—	—
Total Investments and Cash	$634,777,341	531,498,513	103,278,828	—	—

Cash and cash equivalents are generally held in money market funds valued using published quotes.

Hasbro, Inc. Common Stock: Valued at the composite closing price reported on The Nasdaq Global Select Market.

Mutual Funds are valued at the quoted market price as reported by the fund. The quoted market prices represent the NAV of shares held by the plan at year-end.

All investments valued using the NAV are commingled funds and are redeemable on a daily basis. Commingled Funds are reported at NAV as a practical expedient, since the commingled funds do not meet the definition of having a readily determinable fair value.

For the years ended December 31, 2020 and December 31, 2019, there were no changes in the fair value hierarchy methodology and no transfers of assets between levels within the fair value hierarchy.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

(9) Subsequent Events

Subsequent events have been evaluated through June 28, 2021, the date the financial statements were available to be issued.

(10) Reconciliation to Form 5500

The accompanying financial statements are presented on the accrual basis of accounting and include certain accrued administrative expenses and employer contributions receivable which are not accrued on the Form 5500.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 at December 31, 2020 and 2019.

	2020	2019
Per financial statements	$847,435,490	$707,642,974
Employer contributions receivable	—	(7,669,007)
Accrued administrative expenses	104,733	103,403
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	2,778,884	639,949
Per Form 5500	$850,319,107	$700,717,319

The following is a reconciliation of the net increase in net assets available for plan benefits before Plan transfer per the financial statements to the Form 5500 for the years ended December 31, 2020 and 2019.

	2020	2019
Net increase before Plan transfer, per Financial Statements	$127,961,523	$111,918,842
Prior year employer contributions receivable	—	7,691,132
Prior year accrued administrative expenses	(103,403)	(81,126)
Prior year adjustment from contract value to fair value for fully-benefit responsive contracts	(639,949)	1,074,911
Current year employer contributions receivable	—	(7,669,007)
Current year accrued administrative expenses	104,733	103,403
Current year adjustment from contract value to fair value for fully-benefit responsive contracts	2,778,884	639,949
Net increase before Plan transfer, Per Form 5500	$130,101,788	$113,678,104

The following is a reconciliation of the net transfer from the Hasbro, Inc. Pension Plan per the financial statements to the Form 5500 for the year ended December 31, 2020.

2020
Net increase from Plan transfer, per Financial Statements	$11,830,993
Prior year employer contributions receivable	7,669,007
Net increase from Plan transfer, per Form 5500	19,500,000

HASBRO, INC. RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

	Mutual Funds
	Dodge & Cox Stock Fund	232,789 shares in registered investment company	$44,825,881
	MFS Institutional International Equity Fund	1,100,289 shares in registered investment company	33,712,861

	Commingled Funds
*	Fidelity Growth Company Pool	3,920,252 units in common collective trust	167,747,579
	BTC Equity Index NL M	3,010,084 units in common collective trust	96,407,857
	BTC Russell 2500 NL M	2,020,923 units in common collective trust	55,498,780
	BTC Lifepath 2035	1,943,325 units in common collective trust	44,036,533
	BTC Lifepath 2030	2,035,397 units in common collective trust	43,584,971
	BTC Lifepath 2040	1,827,886 units in common collective trust	43,472,250
	BTC Lifepath 2045	1,636,492 units in common collective trust	40,422,346
	BTC Lifepath 2050	1,513,766 units in common collective trust	38,413,923
	BTC Lifepath 2025	1,834,190 units in common collective trust	36,968,843
	Loomis Core Plus Fixed Income	2,656,558 units in common collective trust	35,438,446
	BTC Lifepath Retirement	1,428,156 units in common collective trust	25,156,824
	BTC Lifepath 2055	618,133 units in common collective trust	15,951,035
	EV High Yield Bond	418,557 units in common collective trust	11,589,856
	BTC ACWI EX NL R	304,232 units in common collective trust	5,918,641
	BTC Lifepath 2060	21,585 units in common collective trust	378,368
	BTC Lifepath 2065	24,223 units in common collective trust	290,220

	Synthetic Guaranteed Investment Contracts (JP Morgan Stable Asset Fund)
	Commingled Funds:
	JPMCB Intermediate Bond Fund	4,590,934 units in common collective trust	81,902,267

	Common Stock
*	Hasbro Stock Fund	221,326 shares of Hasbro, Inc. common stock	20,702,834

	Cash and Cash Equivalents
*	Fidelity STIF	Cash and cash equivalents	2,718,320

	Investments and Cash		$845,138,635

*	Loans to Participants	515 loans with interest rates from 3.25% to 5.50% and maturity dates from 2021 to 2029	$5,263,438

* Denotes party-in-interest.
A column for cost has been omitted as investments are participant-directed.
See accompanying report of independent registered public accounting firm.